UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2022 (February 8, 2022)

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Item	1.01 Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

As previously disclosed by Edoc Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc” or “Company”) in its Current Reports on Form 8-K and Form 8-K/A filed with the Securities and Exchange Commission on February 2, 2022 and February 7, 2022, respectively, on February 2, 2022, Edoc entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company, solely in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), and Allan Camaisa solely in his capacity as the Seller Representative thereunder (the “Seller Representative”), pursuant to which Merger Sub will merger with and into Calidi, with Calidi continuing as the surviving corporation in the merger.

Effective as of February 8, 2022, Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi, entered into that certain First Amendment to Agreement and Plan of Merger (the “Amendment”), pursuant to which the Merger Agreement was amended to extend both (i) the Due Diligence Period (as defined in the Merger Agreement) and (ii) the due date for the delivery of the Calidi disclosure schedules to Edoc, from February 8, 2022 to February 18, 2022.

The foregoing description of the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Promissory Note

On February 13, 2022, the Company issued a promissory note (the “Note”) in the principal amount of up to $750,000 to American Physicians LLC (the “Sponsor”). The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $600,000 of the unpaid principal amount of the Note may be converted into units of the Company, each unit consisting of one Class A ordinary share of the Company, one right exchangeable into one-tenth of one Class A ordinary share and one warrant exercisable for one-half of one Class A ordinary share of the Company upon the consummation of an initial business combination (the “Conversion Units”), equal to: (x) the portion of the principal amount of the Note being converted, divided by (y) $10.00, rounded up to the nearest whole number of units. The Conversion Units are identical to the units issued by the Company to the Sponsor in a private placement in connection with the Company’s initial public offering. The Conversion Units and their underlying securities are entitled to the registration rights set forth in the Note.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item	5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Item	5.07 Submission of Matters to a Vote of Security Holders.

On February 9, 2022, the Company held an extraordinary general meeting of shareholders (the “Extension Meeting”) to amend the Company’s amended and restated memorandum and articles of association (the “Charter Amendment”) to extend the date by which the Company has to consummate an initial business combination from February 12, 2022 to August 12, 2022 (the “Extension Amendment Proposal”). There were 11,804,000 ordinary shares of the Company issued and outstanding on January 11, 2022, the record date for the Extension Meeting. At the Extension Meeting, there were 9,402,084 shares present in person or by proxy, representing approximately 79.7 % of the total shares outstanding as of the record date, which constituted a quorum.

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain
6,951,578	2,450,506	0

Shareholders holding 6,326,758 shares of the Company’s ordinary shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account (“Trust Account”). As a result, approximately $64,996,857.71 million (approximately $10.27 per share) will be removed from the Trust Account to pay such holders.

The Company filed the Charter Amendment with the Cayman Islands Registrar of Companies on February 11, 2022. A copy of the Company’s Charter Amendment is attached hereto as Exhibit 3.1, and is incorporated by reference.

Item	9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	Amendment to Agreement and Plan of Merger, dated as of February 8, 2022, by and among Edoc, Merger Sub, the Purchaser Representative, the Seller Representative and Calidi.
3.1	Amended and Restated Memorandum and Articles of Association of the Company
10.1	Promissory Note of Edoc, dated February 13, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDOC Acquisition Corp.

Date: February 14, 2022	By:	/s/ Kevin Chen
		Name:	Kevin Chen
		Title:	Chief Executive Officer

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